UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Appointment of Chief Operating Officer

On April 18, 2025, based on the recommendation of the Board of Directors’ Nominating Committee of EUDA Health Holdings Limited (“EUDA” or the “Company”), the Company’s Board approved and confirmed the appointment of Mr. John Ang Bian Guan as the Chief Operating Officer of the Company, effective April 21, 2025. Pursuant to an employment agreement dated April 18, 2025 between Mr. Ang and EUDA Health Pte Ltd, the Company has agreed to pay Mr. Ang SGD$10,000 (approximately US$7,610) per month. Mr. Ang’s employment agreement also contains certain non-compete and non-solicitation provision. A copy of Mr. Ang’s employment agreement is attached as Exhibit 10.1. The foregoing summary of the terms of Ms. Ang’s employment is subject to, and qualified in its entirely by, such document.

From March 2022 to December 2023, Mr. Ang was the Chief Operating Officer and Chief of Staff of International Cancer Specialists in Singapore. From May 2021 to March 2022, he was the Head of Group Service Operations at Singapore’s National University Hospital System. From January 2019 to January 2021, he was the Chief Operating Officer of Regency Specialist Hospital in Singapore. He brings 23 years of management expertise and with a proven track record in business processing operations, aviation, and healthcare. He possesses over a decade of experience in healthcare strategy and operations, having served in both public and private hospitals. He holds a Bachelor of Business Administration with Distinction from the Royal Melbourne Institute of Technology.

There is no family relationship between Mr. Ang and any other executive officer or director of the Company. There have been no related party transactions that would require disclosure under Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and none are currently proposed between or among Mr. Ang, the Company, its executive officer, director, promoter or control person.

Agreement with Guangdong Key Lock Health Management

On April 22, 2025, CK Health Plus Sdn Bhd (“CK Health”), a wholly-owned subsidiary of EUDA and a direct seller of holistic wellness consumer products, entered into a collaboration agreement with Guangdong Key Lock Health Management Co., Ltd. (“Key Lock”), an authorized distributor of Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”). Pursuant to this collaboration agreement, CK Health will purchase from Key Lock certain stem cell therapy services offered by Guangdong Cell Biotech at certain pre-determined prices and market and sell these services in Singapore and Malaysia; and Key Lock will use its commercial endeavors to ensure proper stem cell services received by EUDA customers at one of Guangdong Cell Biotech’s treatment centers in China. This collaboration agreement is terminable by either party with one month’s notice of termination. A copy of collaboration agreement is attached as Exhibit 10.2. The foregoing summary of the terms of the collaboration agreement is subject to, and qualified in its entirely by, such document.

On April 24, 2025, the Company issued a press release relating to this collaboration agreement. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibits

10.1	Employment Agreement, dated April 18, 2025 between EUDA Health Pte Ltd and John Ang Bian Guan.
10.2	Collaboration Agreement, dated April 22, 2025 between CK Health Plus Sdn Bhd and Guangdong Key Lock Health Management Co., Ltd
99.1	Press release dated April 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 24, 2025

EUDA Health Holdings Limited

	By:	/s/ Alfred Lim
	Name:	Alfred Lim
	Title:	Chief Executive Officer